Exhibit 99.2

Management’s Discussion & Analysis

For the three and six months ended June 30, 2021

Q2

2021

Bitfarms Ltd.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2021

Contents

Introduction	2
Company Overview	2
Consolidated Results of Operations	3
Reconciliation of Non-IFRS measures	6
Reportable Segments	7
Backbone	7
Volta	8
Selected Quarterly Information	9
Liquidity and Capital Resources	9
Cash Flows	9
Working Capital	10
Capital Resources	10
Share Capital	12
Off-Balance Sheet Arrangements	12
Financial Instruments & Risks	12
Risk Factors	15
Related Party Transactions	15
Recent and Subsequent Events	15
Significant Accounting Policies	16
Caution Regarding Forward-Looking Statements	16
Caution Regarding Non-IFRS Financial Performance Measures	17
Management’s Report on Internal Control Over Financial Reporting	18
Glossary of Terms	18

Bitfarms Ltd. Q2 2021 MD&A 1

Bitfarms Ltd.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2021

Introduction

The following Management’s Discussion and Analysis (“MD&A”) for Bitfarms Ltd. (together with its subsidiaries, the “Company” or “Bitfarms”), dated August 16, 2021, should be read in conjunction with the Company’s second quarter 2021 unaudited interim period condensed consolidated financial statements and its accompanying notes, and the 2020 audited annual consolidated financial statements and its accompanying notes. In addition, the following MD&A should be read in conjunction with the Company’s “Caution Regarding Forward-Looking Statements” section of this MD&A.

The Company’s second quarter 2021 unaudited interim period condensed consolidated financial statements and the accompanying notes have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), including IAS 34. The Company’s second quarter 2021 unaudited interim period condensed consolidated financial statements and this MD&A are reported in US dollars, except where otherwise noted.

The Company utilizes a number of non-IFRS measures in assessing operating performance. Non-IFRS financial performance measures exclude the impact of certain items and are used internally when analyzing operating performance. Please refer to the “Caution Regarding Non-IFRS Financial Performance Measures” section of this MD&A for more information. This MD&A contains various terms related to the Company’s business and industry which are defined in the Glossary of Terms section of this MD&A.

Company Overview

The Company operates through two operating corporate subsidiaries and reportable segments: Backbone Hosting Solutions Inc. (“Backbone”) and 9159-9290 Quebec Inc. (Volta Electrique, “Volta”).

Backbone owns and operates server farms, comprised of computers (referred to as a “Miners”) designed for the purpose of validating transactions, primarily on the Bitcoin Blockchain. The Miners operate 24 hours a day and revenue is earned from Block Rewards and transaction fees issued in the form of cryptocurrencies by the Bitcoin network to a Mining Pool from which the Company receives cryptocurrencies in return for contributing its hashrate which the Mining Pool uses to validate transactions (referred to as “Mining”). Backbone accumulates its cryptocurrencies mined or exchanges them for U.S. dollars, as needed, through reputable and established cryptocurrency trading platforms.

Bitfarms operates five server farm facilities in Québec, Canada, with electrical infrastructure capacity of 69 MW for Mining Bitcoin. The Company has contracts securing an aggregate of 160 MW of hydro-electric green energy in Quebec. In addition, Bitfarms owns proprietary software that is used to control, manage, report and secure Mining operations. The software scans and reports the location, computing power and temperature of all Miners at regular intervals to allow the Company to monitor performance and ensure Miners are operating at maximum capacity and up-time.

Volta assists Bitfarms in building and maintaining its server farms and provides electrician services to both commercial and residential customers in Quebec.

Bitfarms Ltd. Q2 2021 MD&A 2

Bitfarms Ltd.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2021

Consolidated Results of Operations

(U.S.$ in thousands except where indicated)	Three months ended				Six months ended
For the periods ended as indicated	June 30 2021	June 30 2020	$ Change	% Change	June 30 2021	June 30 2020	$ Change	% Change
Revenues	36,687	7,372	29,315	398%	65,119	16,584	48,535	293%
Cost of sales	13,332	7,506	5,826	78%	22,452	15,423	7,029	46%
Gross profit (loss)	23,355	(134)	23,489	nm	42,667	1,161	41,506	nm
Gross margin	64%	(2%)	-	-	66%	7%	-	-
General and administrative expenses	10,607	1,371	9,236	674%	13,426	4,176	9,250	222%
Gain on disposition of digital assets	(47)	(23)	(24)	104%	(25)	(23)	(2)	9%
Loss on revaluation of digital assets	14,885	-	14,885	100%	14,885	-	14,885	100%
Operating income (loss)	(2,090)	(1,482)	(608)	41%	14,381	(2,992)	17,373	581%
Operating margin	(6%)	(20%)	-	-	22%	(18%)	-	-
Loss (gain) on disposition of PP&E	(146)	707	(853)	(121%)	(165)	707	(872)	(123%)
Net financial expenses	1,127	1,545	(418)	(27%)	24,552	2,567	21,985	856%
Net loss before income taxes	(3,071)	(3,734)	663	(18%)	(10,006)	(6,266)	(3,740)	60%
Income tax expense (recovery)	604	(4)	608	nm	1,274	(112)	1,386	nm
Net loss	(3,675)	(3,730)	55	(1%)	(11,280)	(6,154)	(5,126)	83%
Basic and diluted net loss per share	(0.02)	(0.04)	-	-	(0.08)	(0.07)	-	-
Revaluation loss on digital assets (net of tax)	(5,128)	-	(5,128)	(100%)	-	-	-	-
Total comprehensive loss	(8,803)	(3,730)	(5,073)	136%	(11,280)	(6,154)	(5,126)	83%
Gross mining profit (1)	28,064	2,506	25,558	nm	50,334	6,602	43,732	662%
Gross mining margin (1)	79%	36%	-	-	80%	42%	-	-
EBITDA (1)	2,746	416	2,330	560%	(283)	2,249	(2,532)	(113%)
EBITDA margin (1)	7%	6%	-	-	0%	14%	-	-
Adjusted EBITDA (1)	23,827	1,435	22,392	nm	43,528	4,340	39,188	903%
Adjusted EBITDA margin (1)	65%	19%	-	-	67%	26%	-	-

nm: not meaningful

Second Quarter 2021 Financial Results and Operational Highlights:

●	Revenues of $36.7 million; gross profit of $23.4 million (64% gross margin), operating loss of $2.1 million (-6% operating margin), and net loss of $3.7 million;

●	Gross mining profit[1] of $28.1 million (79% gross mining margin);

●	Adjusted EBITDA of $23.8 million (65% Adjusted EBITDA margin);

●	EBITDA of $2.7 million (7% EBITDA margin);

●	Mined 759 Bitcoin with an average cost of approximately $9,000 per Bitcoin[2] and held 1,293 Bitcoin valued at approximately $45.3 million as of June 30, 2021;

[1]	Gross mining profit, Gross mining margin, EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin, are non-IFRS performance measures; please refer to the Non-IFRS Financial Performance Measures section of this MD&A.

[2]	Represents the direct cost of Bitcoin based on the total electricity costs and hosting costs related to the Mining of Bitcoin, excluding electricity consumed by hosting clients, divided by the total number of Bitcoin mined.

Bitfarms Ltd. Q2 2021 MD&A 3

Bitfarms Ltd.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2021

●	Received and installed 3,461 Miners during the quarter, including the replacement of certain older generation Miners, resulting in a net increase of approximately 240 PH/s.

●	Completed a $75M CAD private placement and used the proceeds mainly to place deposits to secure orders for 7,300 Bitmain Miners and 48,000 MicroBT Miners, with expected deliveries in 2021 and 2022, respectively; and

●	Commenced trading on Nasdaq under the symbol “BITF” on June 21, 2021.

Revenues

Revenues were $36.7 million for the three month period ended June 30, 2021 (“Q2 2021”) compared to $7.4 million for the same three month period in 2020 (“Q2 2020”).

(U.S. $ in thousands except where indicated)	Note	Bitcoin	(USD)	% Change
Revenues during the three-month period ended June 30, 2020 and Volta revenues		815	7,372	-
Impact of increase in average Bitfarms’ Bitcoin hashrate in excess of increase in network difficulty during Q2 2021 compared to Q2 2020, adjusted for Bitcoin Halving Event	1	259	2,149	29%
Impact of Bitcoin Halving Event on May 11, 2020 on Bitfarms’ quantity of coins mined during Q2 2021	2	(315)	(14,676)	(199%)
Impact of difference in average Bitcoin price in Q2 2021 compared to Q2 2020	3		41,126	558%
Other mining variance and change in Volta and hosting revenues			716	10%
Revenues for three months ended June 30, 2021		759	36,687	398%

Notes

1	Calculated as the difference in theoretical Bitcoin mined in Q2 2021 assuming the Bitcoin Halving Event did not occur, compared to Q2 2020 multiplied by Q2 2020 average Bitcoin price

2	Calculated as the theoretical Bitcoin mined based on Bitfarms’ actual hashrate during Q2 2021 assuming the Bitcoin Halving Event did not occur, compared to actual coins mined during the same period multiplied by average Bitcoin price

3	Calculated as the difference in average Bitcoin price in Q2 2021 compared to Q2 2020 multiplied by Bitcoin mined in Q2 2021 plus the reduction in Bitcoin mined as a result of the Bitcoin Halving even

The most significant factors impacting the increase to Bitfarms’ revenues in Q2 2021, compared to Q2 2020, are presented in the table above. Revenues increased mostly due to the increase in average Bitcoin price and the increase in Bitfarms’ hashrate in excess of network difficulty, partially negated by the Bitcoin Halving Event.

Revenues were $65.1 million for the six month period ended June 30, 2021 (“YTD Q2 2021”) compared to $16.6 million for the same six month period in 2020 (“YTD Q2 2020”).

(U.S. $ in thousands except where indicated)	Note	Bitcoin	(USD)	% Change
Revenues during the six-month period ended June 30, 2020 and Volta revenues		1,902	16,584	-
Impact of increase in average Bitfarms’ Bitcoin hashrate in excess of increase in network difficulty during YTD Q2 2021 compared to YTD Q2 2020, adjusted for Bitcoin Halving Event	1	301	2,491	15%
Impact of Bitcoin Halving Event on May 11, 2020 on Bitfarms’ quantity of coins mined during Q2 2021	2	(846)	(38,988)	(235%)
Impact of difference in average Bitcoin price in YTD Q2 2021 compared to YTD Q2 2020	3		83,291	502%
Other mining variance and change in Volta revenues			1,741	10%
Revenues for six months ended June 30, 2021		1,357	65,119	292%

Notes

1	Calculated as the difference in theoretical Bitcoin mined in YTD Q2 2021 assuming the Bitcoin Halving Event did not occur, compared to YTD Q2 2020 multiplied by YTD Q2 2020 average Bitcoin price

Bitfarms Ltd. Q2 2021 MD&A 4

Bitfarms Ltd.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2021

2	Calculated as the theoretical Bitcoin mined based on Bitfarms’ actual hashrate from May 11, 2020 to June 30, 2021 assuming the Bitcoin Halving Event did not occur, compared to actual coins mined during the same period multiplied by average Bitcoin price

3	Calculated as the difference in average Bitcoin price in YTD Q2 2021 compared to YTD Q2 2020 multiplied by Bitcoins mined and sold in Q2 2021 plus the reduction in Bitcoin mined as a result of the Bitcoin Halving event

The most significant factors impacting the increase to Bitfarms’ revenues in YTD Q2 2021, compared to YTD Q2 2020, are presented in the table above. Revenues increased mostly due to the increase in average Bitcoin price and in Bitfarms’ hashrate in excess of network difficulty, partially negated by the Bitcoin Halving Event.

Cost of Sales

Bitfarms’ cost of sales for Q2 2021 was $13.3 million compared to $7.5 million in Q2 2020. Cost of sales includes energy and infrastructure expenses, depreciation and amortization, electrician salaries, purchases and net change in inventory. The increase in cost of sales was mainly due to the increase in energy and infrastructure expenses and depreciation and amortization expense. Energy and infrastructure increased by $3.1 million, or 71%, partially due to the Company adding new Miners, which increased electrical consumption to an average of 64 MW during the quarter, compared to 48 MW for the same period in 2020. The remaining difference resulted from the Company entering into certain hosting agreements where a third party operated the Company’s equipment which added $1.2 million to Cost of Sales in Q2 2021 compared to Q2 2020. Depreciation and amortization expense increased by $2.2 million as the Company added new Miners and electrical infrastructure.

Bitfarms’ cost of sales for the six months ended June 30, 2021, was $22.5 million compared to $15.4 million for the same period in 2020. The increase in cost of sales was mainly due to the increase in energy and infrastructure expenses and depreciation and amortization expense. Energy and infrastructure increased by $4.0 million, or 45%, partially due to the Company adding new Miners, which increased electrical consumption to an average of 62 MW during the period, compared to 49 MW for the same period in 2020. The remaining difference resulted from the Company entering into certain hosting agreements where a third party operated the Company’s equipment which added $1.4 million to cost of sales in YTD 2021 compared to YTD 2020. Depreciation and amortization expense increased by $2.2 million as the Company added new Miners and electrical infrastructure.

General & Administrative Expenses

Bitfarms’ general and administrative expenses were $10.6 million in Q2 2021, compared to $1.4 million in Q2 2020. The increase of $9.2 million, or 674%, in general and administrative expense was mainly due to a non-cash $6.1 million increase in share based payment expense in connection with the Company’s grant of 7,720,000 stock options in June 2021. Other factors contributing to the increase in general and administrative expenses in Q2 2021 compared to Q2 2020 were a $2.0 million increase in professional and other fees, mainly in connection with the Company’s Nasdaq listing, and a $0.7 million increase in salaries expense as a result of hiring additional employees and implementing incentive plans, as well as no longer qualifying for the Canada Emergency Wage Subsidy (CEWS).

For the six months ended June 30, 2021, Bitfarms’ general and administrative and other expenses stood at $13.4 million, compared to $4.2 million for the same period in 2020. The increase of $9.2 million, or 222%, in general and administrative expense was mainly due to a $5.5 million increase in non-cash share based payment expense in connection with the Company’s grant of 7,720,000 stock options in June 2021. Other factors contributing to the increase in general and administrative expenses in Q2 2021 compared to Q2 2020 were a $2.6 million increase in professional and other fees, mainly in connection with the Company’s Nasdaq listing, and a $0.7 million increase in salaries expense as a result of hiring additional employees and implementing incentive plans, as well as no longer qualifying for the CEWS.

Bitfarms Ltd. Q2 2021 MD&A 5

Bitfarms Ltd.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2021

Net financial expenses

Bitfarms’ net financial expenses for Q2 2021 were $1.1 million compared to net financial expenses of $1.5 million in Q2 2020. The $0.4 million decrease was primarily related to a decrease of $0.9 million in interest on long-term debt, mainly due to repayment of the Dominion loan in Q1 2021, partially offset by new long-term debt related to equipment financing. The $0.9 million decrease in interest on long-term debt was offset by a $0.4 increase in interest on lease liabilities, mainly related to equipment financed through lease agreements.

Bitfarms’ net financial expenses for the six months ended June 30, 2021 were $24.6 million compared to $2.6 million for the six months ended June 30, 2020. The $22.0 million increase in net financial expenses was mainly due to a non-cash $19.5 million loss recorded on revaluation of warrants in Q1 2021. The warrants were issued in connection with the private placement that closed on January 7, 2021 and which had a strike price denominated in Canadian dollars, whereas the Company’s functional currency is the U.S. dollar. Fluctuations in the Canadian to U.S. dollar exchange rate could result in the Company receiving a variable amount of cash in its functional currency in exchange for the exercise of the warrants. The possibility of variation in the settlement price in the Company’s functional currency requires under IFRS that the warrants be classified as a liability that is measured at fair value through profit or loss. The strong performance of the Company’s share price in Q1 2021 resulted in a higher value being attributed to the warrant liability and the common shares issued in settlement of the liability, resulting in the non-cash loss described above. All warrants that were classified at fair value through profit or loss have been exercised as of Q1 2021, as a result this expense is non-recurring. In addition, there was a $2.6 million loss on revaluation of an embedded derivative recorded in Q1 2021 due to the early retirement of the Dominion Capital loan, compared to a $0.1 million gain on revaluation of the same embedded derivative in Q2 2020. The embedded derivative was derecognized in Q1 2021 when the Company retired the loan with Dominion Capital. Interest on long-term debt for YTD Q2 2021 decreased by $1.7 million compared to YTD Q2 2020 as a result of the repayment of the Dominion loan, but was offset by a $0.7 million increase in interest on lease liabilities, mainly related to equipment financed through lease agreements, and a $0.7 million increase in warrant issuance costs in connection with the private placement described above.

Reconciliation of Non-IFRS measures

Reconciliation of Net Income (loss) to EBITDA and Adjusted EBITDA

(U.S.$ in thousands except where indicated)	Three months ended				Six months ended
For the periods ended	June 30	June 30			June 30	June 30
as indicated	2021	2020	$ Change	% Change	2021	2020	$ Change	% Change
Net loss before tax	(3,071)	(3,734)	663	(18%)	(10,006)	(6,266)	(3,740)	60%
Interest expense	897	1,400	(503)	(36%)	1,795	2,785	(990)	(36%)
Depreciation expense	4,920	2,750	2,170	79%	7,928	5,730	2,198	38%
EBITDA	2,746	416	2,330	560%	(283)	2,249	(2,532)	(113%)
Share based payment	6,342	254	6,088	nm	6,762	1,264	5,498	435%
Loss on revaluation of digital assets	14,885	-	14,885	100%	14,885	-	14,885	100%
Financial expenses (income) and other	(146)	765	(911)	(119%)	22,164	827	21,337	nm
Adjusted EBITDA	23,827	1,435	22,392	nm	43,528	4,340	39,188	903%

Bitfarms Ltd. Q2 2021 MD&A 6

Bitfarms Ltd.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2021

Calculation of Gross Mining Profit & Gross Mining Margin

(U.S. $ in thousands except where indicated)	Three months ended				Six months ended
For the periods ended as indicated	June 30 2021	June 30 2020	$ Change	% Change	June 30 2021	June 30 2020	$ Change	% Change
Revenues	35,479	6,870	28,609	416%	63,215	15,594	47,621	305%
Cost of sales	12,301	7,189	5,112	71%	20,744	14,674	6,070	41%
Gross profit (loss)	23,178	(319)	23,497	nm	42,471	920	41,551	nm
Depreciation and amortization	4,886	2,729	2,157	79%	7,863	5,682	2,181	38%
Net change in inventory and other	-	96	(96)	(100%)	-	-	-	-
Gross mining profit	28,064	2,506	25,558	nm	50,334	6,602	43,732	662%
Gross mining margin	79%	36%	-	-	80%	42%	-	-

“Gross mining profit” is defined as Gross profit excluding depreciation and amortization and net change in inventory and other minor items included in cost of sales for the Backbone segment of the Company. “Gross mining margin” is defined as the percentage obtained when dividing Gross mining profit by Revenues for the Backbone segment of the Company.

Reportable Segments

Backbone

(U.S. $ in thousands except where indicated)	Three months ended				Six months ended
For the periods ended as indicated	June 30 2021	June 30 2020	$ Change	% Change	June 30 2021	June 30 2020	$ Change	% Change
Revenues	35,479	6,870	28,609	416%	63,215	15,594	47,621	305%
Cost of sales	12,301	7,189	5,112	71%	20,744	14,674	6,070	41%
Gross profit (loss)	23,178	(319)	23,497	nm	42,471	920	41,551	nm
Gross margin	65%	(5%)	-	-	67%	6%	-	-
General and administrative expenses	10,435	1,283	9,152	713%	13,119	3,865	9,254	239%
Gain on disposition of digital assets	(47)	(23)	(24)	104%	(25)	(23)	(2)	9%
Loss on revaluation of digital assets	14,885	-	14,885	100%	14,885	-	14,885	100%
Operating income (loss)	(2,095)	(1,579)	(516)	33%	14,492	(2,922)	17,414	596%
Operating margin	(6%)	(23%)	-	-	23%	(19%)	-	-
Loss (gain) on disposition of PP&E	(145)	707	(852)	(121%)	(163)	707	(870)	(123%)
Net financial expenses	1,123	1,551	(428)	(28%)	24,540	2,560	21,980	859%
Net loss before tax	(3,073)	(3,837)	764	(20%)	(9,885)	(6,189)	(3,696)	60%
EBITDA (1)	2,707	298	2,409	808%	(232)	2,271	(2,503)	(110%)
EBITDA margin (1)	8%	4%	-	-	0%	15%	-	-
Adjusted EBITDA (1)	23,789	1,317	22,472	nm	43,581	4,362	39,219	899%
Adjusted EBITDA margin (1)	67%	19%	-	-	69%	28%	-	-

(1)	EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS performance measures; please refer to the Non-IFRS Financial Performance Measures section of this MD&A.

Bitfarms Ltd. Q2 2021 MD&A 7

Bitfarms Ltd.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2021

Reconciliation of Non-IFRS Performance Measures for Backbone

(U.S.$ in thousands except where indicated)	Three months ended				Six months ended
For the periods ended as indicated	June 30 2021	June 30 2020	$ Change	% Change	June 30 2021	June 30 2020	$ Change	% Change
Net loss before tax	(3,073)	(3,837)	764	(20%)	(9,885)	(6,189)	(3,696)	60%
Interest expense	894	1,406	(512)	(36%)	1,790	2,778	(988)	(36%)
Depreciation expense	4,886	2,729	2,157	79%	7,863	5,682	2,181	38%
EBITDA	2,707	298	2,409	808%	(232)	2,271	(2,503)	(110%)
Share based payment	6,342	254	6,088	nm	6,762	1,264	5,498	435%
Loss on revaluation of digital assets	14,885	-	14,885	100%	14,885	-	14,885	100%
Financial expenses (income) and other	(145)	765	(910)	(119%)	22,166	827	21,339	nm
Adjusted EBITDA	23,789	1,317	22,472	nm	43,581	4,362	39,219	899%

Volta

(U.S. $ in thousands except where indicated)	Three months ended				Six months ended
For the periods ended as indicated	June 30 2021	June 30 2020	$ Change	% Change	June 30 2021	June 30 2020	$ Change	% Change
Revenues	1,208	502	706	141%	1,904	990	914	92%
Cost of sales	1,031	317	714	225%	1,708	749	959	128%
Gross profit	177	185	(8)	(4%)	196	241	(45)	(19%)
Gross margin	15%	37%	-	-	10%	24%	-	-
General and administrative expenses	172	88	84	95%	307	228	79	35%
Operating income (loss)	5	97	(92)	(95%)	(111)	13	(124)	(954%)
Operating margin	0%	19%	-	-	(6%)	1%	-	-
Gain on disposition of assets	(1)	-	(1)	(100%)	(2)	-	(2)	(100%)
Net financial expenses (income)	4	(6)	10	167%	12	7	5	71%
Net income (loss) before tax	2	103	(101)	(98%)	(121)	6	(127)	nm
EBITDA (1)	39	118	(79)	(67%)	(51)	61	(112)	(184%)
EBITDA margin (1)	3%	24%	-	-	(3%)	6%	-	-
Adjusted EBITDA (1)	38	118	(80)	(68%)	(53)	61	(114)	(187%)
Adjusted EBITDA margin (1)	3%	24%	-	-	(3%)	6%	-	-

(1)	EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS performance measures; please refer to the Non-IFRS Financial Performance Measures section of this MD&A.

Reconciliation of Non-IFRS Performance Measures for Volta

(U.S.$ in thousands except where indicated)	Three months ended				Six months ended
For the periods ended as indicated	June 30 2021	June 30 2020	$ Change	% Change	June 30 2021	June 30 2020	$ Change	% Change
Net income (loss) before tax	2	103	(101)	(98%)	(121)	6	(127)	nm
Interest expense (income)	3	(6)	9	150%	5	7	(2)	(29%)
Depreciation expense	34	21	13	62%	65	48	17	35%
EBITDA	39	118	(79)	(67%)	(51)	61	(112)	(184%)
Financial income and other	(1)	-	(1)	(100%)	(2)	-	(2)	(100%)
Adjusted EBITDA	38	118	(80)	(68%)	(53)	61	(114)	(187%)

Bitfarms Ltd. Q2 2021 MD&A 8

Bitfarms Ltd.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2021

Selected Quarterly Information

(U.S. $ in thousands except where indicated)	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020*	Q1 2020	Q4 2019	Q3 2019
Revenues	36,687	28,432	11,324	6,795	7,372	9,212	10,536	9,739
EBITDA (1)	2,746	(3,029)	(500)	(276)	416	1,833	2,299	7,186
Adjusted EBITDA (1)	23,827	19,701	3,556	365	1,318	2,780	2,986	4,668
Net income (loss)	(3,675)	(7,605)	(5,374)	(4,761)	(3,730)	(2,424)	1,125	4,309
Basic net earnings (loss) per share	(0.02)	(0.06)	(0.06)	(0.06)	(0.04)	(0.03)	0.02	0.06

*	The Bitcoin Halving Event occurred on May 11, 2020, during Q2 2020.

(1)	EBITDA and Adjusted EBITDA are non-IFRS performance measures; please refer to the Non-IFRS Financial Performance Measures section of this MD&A and the Company’s corresponding quarterly MD&As available on Sedar, for reconciliations of the Non-IFRS performance measures and related periods presented above.

The Company is generally not subject to seasonality. Factors that may impact Revenues and profitability quarter over quarter include cryptocurrency pricing, network difficulty and the Company’s hashrate.

Liquidity and Capital Resources

Cash Flows

(U.S. $ in thousands except where indicated)	Six month ended
For the periods ended as indicated	June 30 2021	June 30 2020	$ Change	% Change
Cash, beginning of the period	5,947	2,159	3,788	175%
Cash flows from (used in):
Operating activities	(17,296)	2,448	(19,744)	(807%)
Investing activities	(102,135)	(2,614)	(99,521)	nm
Financing activities	149,692	(604)	150,296	nm
Exchange rate differences on currency translation	8	(28)	36	129%
Cash, end of the period	36,216	1,361	34,855	nm

Cash Flows from Operating Activities

Cash flows from operating activities decreased by $19.7 million during the six months ended June 30, 2021, compared to six months ended June 30, 2020. The decrease in net cash flows from operating activities was primarily driven by the initiation of a Bitcoin retention program which led to 1,293 Bitcoin being held in custody at the end of the period rather than being converted into fiat currency. Cash flows from operating activities were also negatively impacted by an unfavorable change in non-cash working capital components of $2.3 million.

Cash Flows used in Investing Activities

Cash flows used in investing activities increased by $99.5 million during the six months ended June 30, 2021, compared to six months ended June 30, 2020. This was primarily due to $73.4 million in advanced payments made on new Mining hardware, mostly related to securing the delivery of 7,300 Bitmain Miners and 48,000 MicroBT Miners for delivery in 2021 and 2022, respectively, and $28.8 million of additions to property, plant and equipment in YTD Q2 2021 for Miners and infrastructure buildout, compared to $2.6 million of net additions in YTD Q2 2020.

Bitfarms Ltd. Q2 2021 MD&A 9

Bitfarms Ltd.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2021

Cash Flows from Financing Activities

Cash flows from financing activities increased by $150.3 million during the six months ended June 30, 2021, compared to the six months ended June 30, 2020. This was primarily due to $114.5 million of total net proceeds received from four private placements to U.S. institutional investors, $43.6 million of proceeds from the exercise of warrants and stock options and $9.3 million of proceeds from new long-term debt. These proceeds were partially offset by approximately $15.2 million of payments to retire the Dominion Capital loan and service new debt obligations, and lease liability repayments of approximately $2.4 million. In YTD Q2 2020, $0.2 million was raised from the exercise of warrants and long-term debt and lease repayments were $0.35 and $0.45 million, respectively.

Working Capital

As at June 30, 2021, Bitfarms had a positive working capital of $64.5 million, compared to a working capital deficit of $19.3 million, as at December 31, 2020. The improvement in working capital was primarily due to $158.1 million raised in the four private placements and the exercise of warrants and stock options, and the accumulation of 1,293 Bitcoin with a fair value approximating $45.3 million as of June 30, 2021. The proceeds were applied to the repayment of the Dominion Capital loan and to advanced payments made to suppliers to secure orders of Mining hardware and electrical distribution equipment for infrastructure expansion plans. The remaining are to be used to expand infrastructure capacity, acquire additional Miners, and for working capital purposes.

Capital Resources

Bitfarms’ capital management objective is to provide the financial resources that will enable the Company to maximize the return to its shareholders. In order to achieve this objective, the Company monitors its capital structure and makes adjustments as required in light of changes in economic conditions and the risks to which the Company is exposed. The Company’s strategy for achieving this objective is to maintain a flexible capital structure that optimizes the cost of capital at an acceptable level of risk, to preserve its ability to meet financial obligations as they come due, and to ensure there are sufficient financial resourced and capability to pursue to pursue organic and acquisitive growth.

The Company anticipates that its existing financial resources will be sufficient to complete all previously announced acquisitions of mining hardware with deliveries scheduled in 2021 including its mining hardware acquisitions required to reach its target of 3.0 Exahash in the first quarter of 2022. In addition, the Company anticipates that it will be able to complete its previously announced Quebec infrastructure expansion at the Cowansville Facility using its existing financial resources. In order to achieve these business objectives, the Company may liquidate or borrow against the Bitcoin that have been accumulated as of the date hereof as well as Bitcoin generated from ongoing operations, which may or may not be possible on commercially attractive terms. The Company presently anticipates that additional financing will be required to complete the required remaining payments on its order of 48,000 Miners scheduled for delivery in 2022 and to complete construction of the South American expansion, both of which are necessary for the Company to meet its broader objective of generating 8.0 Exahash of computing power by the end of 2022.

Bitfarms may manage its capital structure by issuing equity, obtaining loan financing, adjusting capital spending, or disposing of assets.

Bitfarms Ltd. Q2 2021 MD&A 10

Bitfarms Ltd.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2021

Bitcoin Retention Program

In early January 2021, the Company implemented a Bitcoin retention program pursuant to which the Company has added approximately 1,840 Bitcoin to its balance sheet, valued at approximately $87.9 million as of August 13, 2021.

Expansions

The Company has described its expansion plans below under the sections “Cowansville Expansion” and “Sherbrooke Expansion”. The estimated costs and timelines to achieve these expansion plans may change based on, among other things, the prevailing price of Bitcoin, network difficulty, supply of cryptocurrency mining equipment, supply of electrical and other supporting infrastructure equipment, construction materials, currency exchange rates, the impact of COVID-19 on the supply chains described above and the Company’s ability to fund the underlying initiatives.

Cowansville Expansion

The Company began construction of Phase 2 at its Mining facility in Cowansville, Quebec, in 2021, estimated to cost between $3.0 million and $3.5 million. This will expand the site from 4 MW to its full 16.7MW capacity and accommodate up to 4,700 new generation miners. The buildout also includes a new repair lab and operations command center and is expected to be completed in Q3 2021. The Company anticipates using the additional capacity at Cowansville to accommodate Mining hardware orders with expected deliveries in Q3 2021.

Sherbrooke Expansion

Bitfarms completed Phases 1 and 2 of the Sherbrooke Expansion in 2019. To complete the remaining four phases of the Sherbrooke Expansion, Bitfarms will incur infrastructure buildout costs including exhaust structure, Mining structure and building modifications, as well as sourcing of Mining hardware and electrical components.

The capital cost for the construction of the infrastructure for Phases 3 through 6 is currently estimated at approximately $15 million. The Company has commenced preliminary steps to complete Stages 3 through 6, including placing orders and deposits on longer lead-time infrastructure, such as transformers and exhaust components required for the remaining 68MW of contractually secured energy with Hydro-Sherbrooke. In addition, the Mining hardware required to fill the new infrastructure expansion is estimated to cost from $80 million to $90 million, based on recent hardware pricing. The Company anticipates that these costs will mainly be allocated to the Company’s Leger facility. The Company also anticipates that it may need to identify and develop a third facility in Sherbrooke to fully utilize the 68 MW.

In response to complaints concerning noise at the Sherwood property and indications from Sherbrooke municipal officials that they were reviewing applicable regulations, the Company met with community residents and city officials on several occasions during 2020 and 2021. The Company constructed a sound barrier wall at a cost of approximately $0.3 million in 2020 and invested $0.5 million to install quieter exhaust structures and fans as well as other sound mitigating measures in 2021. The Company, in conjunction with the municipality of Sherbrooke, is currently evaluating the effectiveness of these measures and the necessity of implementing additional measures to attenuate the proper sound levels.

Bitfarms Ltd. Q2 2021 MD&A 11

Bitfarms Ltd.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2021

Share Capital

As of the date of this MD&A, the Company has 167,987,977 common shares, 3,555,600 vested employee stock options, 7,928,575 unvested employee stock options and 20,232,060 warrants outstanding and 200,000 restricted stock units. There are no preferred shares outstanding.

Off-Balance Sheet Arrangements

At June 30, 2021, the Company does not have any off-balance sheet arrangements.

Financial Instruments & Risks

The Company’s financial assets include cash, trade receivables, and other assets. The Company’s financial liabilities include trade payables and accrued liabilities, lease liabilities and long-term debt.

The Company’s financial instruments expose it primarily to credit, liquidity, foreign currency, concentration and custody of digital assets risks. Refer to the Financial Instruments & Risk section of the Company’s MD&A for the year ended December 31, 2020, for a description of these risks and how they are managed, as well as Note 18, Financial Instruments, to the Company’s consolidated financial statements for the year ended December 31, 2020, and Note 4, Digital Assets, to the Company’s consolidated financial statements for the period ended June 30, 2021, for a description of how fair values are determined.

During the six months ended June 30 ,2021, there were no material changes to the risks related to financial instruments and no changes in the financial instrument classifications, compared to year-end 2020, other than the derecognition of the Dominion Capital loan and those described below. Furthermore, the methodology used to determine the fair value of financial instruments has not changed during the six months ended June 30, 2021.

Custody of digital assets

Backbone’s digital assets, currently Bitcoin, are mined to multi-signature wallets that Backbone controls. Backbone transfers Bitcoin from its multi-signature wallets to external third-party custodians on a regular basis, specifically Gemini Trust Company, LLC (“Gemini Custody”) and Coinbase Custody Trust Company, LLC (“Coinbase Custody”, and together with Gemini Custody, the “Custodians”). Both Gemini Custody and Coinbase Custody are U.S. based fiduciary and qualified custodians under New York Banking Law and are licensed by the State of New York to custody digital assets. Currently, both Custodians do not use sub-custodians and only provide custodial services to Backbone. Gemini Custody is a New York State-chartered limited purpose trust company that is authorized under Article III § 96 of the New York Banking Law to provide certain custodial services, and it is a “Qualified Custodian” as defined by the New York Codes, Rules and Regulations Title 23, Part 200.2(n). Coinbase Custody is a fiduciary of § 100 of the New York Banking Law and is licensed to custody its clients’ digital assets in trust on their behalf. Coinbase Custody is a qualified custodian for purposes of § 206 (4) -2(d)(6) of the Advisers Act.

In early January 2021, the Company implemented a Bitcoin retention program, pursuant to which the Company has added approximately 1,840 Bitcoin valued at $87.9 million on August 13, 2021 to its balance sheet as of the date hereof. As of the date of this MD&A, 100% of the Company’s Bitcoin are held in custody.

Bitfarms Ltd. Q2 2021 MD&A 12

Bitfarms Ltd.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2021

Gemini Custody maintains an insurance policy of $200 million for its cold storage. In May 2021, Gemini Custody announced in excess of $30 billion in cryptocurrencies under custody. As a result, if Gemini Custody were to experience a loss of cryptocurrency assets in excess of $200 million, it is likely that a portion of the Company’s cryptocurrency under custody would not be covered by this insurance policy. Coinbase Custody maintains an insurance policy of $320 million for hot, warm and cold storage and recently announced in excess of $180 billion in assets on their platform, of which more than 50% are under custody. As a result, if Coinbase Custody were to experience a loss of cryptocurrency assets in excess of $320 million, it is likely that a portion of the Company’s cryptocurrency under custody would not be covered by this insurance policy. The Company is unaware of any security breaches involving Gemini Custody or Coinbase Custody which have resulted in crypto assets being lost or stolen. Regardless of efforts made by the Company to securely store and safeguard assets, there can be no assurance that the Company’s cryptocurrency assets will not be defalcated through hacking or other forms of theft.

Counterparty Risk

Counterparty risk is the risk of an unexpected loss if a third party fails to meet its contractual obligations, including those associated with long-term deposits and equipment prepayments. The Company is exposed to counterparty risk primarily through its significant deposits it places with suppliers of cryptocurrency Mining hardware to secure orders and delivery dates. The risk of a supplier failing to meet its contractual obligations may result in late deliveries or long-term deposits and equipment prepayments that are not realized. The Company attempts to mitigate this risk by procuring Mining hardware from established manufacturers with whom it maintains strong relationships.

Commitments and Liquidity Risk

Liquidity risk is the risk that the Company will not be able to pay its financial obligations when they become due. The Company’s policy is to monitor its cash balances and planned cash flows generated from operations to ensure, as far as possible, that it maintains sufficient liquidity to meet its projected financial obligations. The Company has entered into agreements with Mining hardware manufacturers that require significant deposits in advance of receiving the revenue generating equipment. The Company may manage its capital structure by issuing equity, obtaining loan financing, adjusting capital spending, or disposing of assets in order to maintain liquidity to meet its contractual obligations with Mining hardware manufacturers.

Bitfarms Ltd. Q2 2021 MD&A 13

Bitfarms Ltd.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2021

The Company placed deposits on mining hardware and electrical components in the amount of $73.4 million. These deposits are mainly for orders placed on 7,300 Antminer and 48,000 Whatsminer miners with expected delivery in late 2021 and 2022, respectively, as well as 1,500 Whatsminer miners delivered in July 2021. The table below outlines the Company’s remaining payment obligations in connection with the purchase agreements described above, presented in thousands of U.S. dollars:

June 30,
2021
Three months ended September 30, 2021	24,500
Three months ended December 31, 2021	30,500
Three months ended March 31, 2022	41,400
Three months ended June 30, 2022	41,400
Three months ended September 30, 2022	26,400
Three months ended December 31, 2022	12,600
$176,800

The Company will require additional sources of financing to meet the payment obligations included in the table above. If the Company were unable to obtain such financing, or the Bitcoin price and network difficulty were adversely impacted, then the Company may have difficulty meeting its payment obligations. If the Company were unable to meet its payment obligations, the counterparty to the contracts may result in the loss of any equipment prepayments and deposits paid by the Company under the purchase agreement, remedial legal measures against the Company which may include seeking damages and forced continuance of the contractual arrangement. Under these circumstances, the Company’s growth plans and ongoing operations could be adversely impacted.

In addition to the commitments described above, in May 2021 the Company entered into three loan agreements to acquire a total of 1,000 Whatsminer miners with expected delivery from September through October 2021. The loan terms are 18 months, beginning in September through October 2021, at an effective interest rate of 18.6% with total monthly repayments averaging $0.3 million. The loans will be secured by the 1,000 Whatsminer miners described above.

Lease liabilities includes financial obligations with contractual maturities, inclusive of interest, presented in thousands of U.S. dollars as of June 30, 2021, are as follows:

June 30,
2021
2021	2,272
2022	4,547
2023	1,620
2024	903
2025 and thereafter	2,993
$12,335

Bitfarms Ltd. Q2 2021 MD&A 14

Bitfarms Ltd.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2021

Long-term debt, inclusive of interest, presented in thousands of U.S. dollars as of June 30, 2021, are as follows:

June 30,
2021
2021	5,399
2022	7,488
2023 and thereafter	84
$12,971

Risk Factors

The Company is subject to a number of risks and uncertainties and is affected by several factors which could have a material adverse effect on the Company’s business, financial condition, operating results, and/or future prospects. These risks should be considered when evaluating an investment in the Company and may, among other things, cause a decline in the price of the Corporation’s shares.

The risks and uncertainties which Management considers as the most material to the Corporation’s business are described in the section entitled, Other Risks, of the Company’s MD&A for the year-ended December 31, 2020 dated March 24, 2021. Other than the disclosure above, these risks and uncertainties have not materially changed and are hereby incorporated by reference.

Related Party Transactions

During the three and six month period ended June 30, 2021, the Company had the following transactions with related parties:

1.	Bitfarms made rent payments totaling approximately $0.1 million and $0.2 million for the three and six month periods ended June 30, 2021, respectively, (three and six months ended June 30, 2020 - $0.1 million and $0.2 million, respectively) to companies controlled by certain directors.

2.	Bitfarms entered into consulting agreements with two of the directors. The consulting fees charged by directors totaled approximately $0.1 million and $0.2 million for the three and six month periods ended June 30, 2021, respectively (three and six months ended June 30, 2020 - $0.1 million and $0.2 million, respectively).

The transactions listed above were incurred in the normal course of operations.

Recent and Subsequent Events

Warrant exercise

In August 2021, 5,404,625 warrants related to the private placement closed on February 7, 2021, were exercised resulting in the issuance of 5,404,625 common shares for proceeds of approximately $16.3 million.

Bitfarms Ltd. Q2 2021 MD&A 15

Bitfarms Ltd.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2021

Significant Accounting Policies

The Company’s unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board and are based on the same accounting policies as those used in the preparation of the Corporation’s audited consolidated financial statements for the year ended December 31, 2020.

Please refer Note 2, Significant accounting policies, and Note 3, Change in accounting policy, to the Company’s 2020 audited consolidated financial statements for more information about the significant accounting principles. Also refer to Note 4, significant accounting judgements and estimates, of the Company’s 2020 audited consolidated financial statements for more information about significant accounting judgments and estimates used to prepare the unaudited interim condensed consolidated financial statements.

Caution Regarding Forward-Looking Statements

This MD&A contains forward-looking statements about the Company’s objectives, plans, goals, aspirations, strategies, financial condition, results of operations, cash flows, performance, prospects, opportunities and legal and regulatory matters. Specific forward-looking statements in this MD&A include, but are not limited to, statements with respect to the Company’s anticipated future results, events and plans, strategic initiatives, future liquidity, and planned capital investments. Forward-looking statements are typically identified by words such as “expect”, “anticipate”, “believe”, “foresee”, “could”, “estimate”, “goal”, “intend”, “plan”, “seek”, “strive”, “will”, “may”, “maintain”, “achieve”, “grow”, “should” and similar expressions, as they relate to the Company and its management.

Forward-looking statements reflect the Company’s current estimates, beliefs and assumptions, which are based on management’s perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. The Company’s expectation of operating and financial performance is based on certain assumptions including assumptions about operational growth, anticipated cost savings, operating efficiencies, anticipated benefits from strategic initiatives, future liquidity, and planned capital investments. The Company’s estimates, beliefs and assumptions are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. The Company can give no assurance that such estimates, beliefs and assumptions will prove to be correct.

Numerous risks and uncertainties could cause the Company’s actual results to differ materially from those expressed, implied or projected in the forward-looking statements. Such risks and uncertainties include:

●	Bitcoin Halving event;

●	COVID 19 pandemic;

●	Counterparty risk;

●	the availability of financing opportunities and risks associated with economic conditions, including Bitcoin price and Bitcoin network difficulty;

●	the speculative and competitive nature of the technology sector;

●	dependency in continued growth in blockchain and cryptocurrency usage;

●	limited operating history and share price fluctuations;

Bitfarms Ltd. Q2 2021 MD&A 16

Bitfarms Ltd.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2021

●	cybersecurity threats and hacking;

●	controlling shareholder risk;

●	risk related to technological obsolescence and difficulty in obtaining hardware;

●	economic dependence on regulated terms of service and electricity rates

●	permits and licenses;

●	server failures;

●	global financial conditions;

●	tax consequences;

●	environmental regulations and liability;

●	erroneous transactions and human error;

●	facility developments;

●	non-availability of insurance;

●	loss of key employees;

●	lawsuits and other legal proceedings and challenges;

●	conflict of interests with directors and management;

●	political and regulatory risk; and

●	other factors beyond the Company’s control.

The above is not an exhaustive list of the factors that may affect the Company’s forward-looking statements. Other risks and uncertainties not presently known to the Company or that the Company presently believes are not material could also cause actual results or events to differ materially from those expressed in its forward-looking statements. Additional risks and uncertainties are discussed in the Company’s materials filed with the Canadian Securities Authorities, including the Company’s annual MD&A dated March 24, 2021. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect the Company’s expectations only as of the date of this MD&A. Except as required by law, the Company does not undertake to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Caution Regarding Non-IFRS Financial Performance Measures

This MD&A makes reference to certain measures that are not recognized under IFRS and do not have a standardized meaning prescribed by IFRS. They are therefore unlikely to be comparable to similar measures presented by other companies. The Company uses non-IFRS measures including “EBITDA,” “EBITDA margin,” “Adjusted EBITDA,” “Adjusted EBITDA margin,” “Gross mining profit,” and “Gross mining margin” as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective.

EBITDA and EBITDA margin are common measures used to assess profitability before the impact of different financing methods, income taxes, depreciation of capital assets and amortization of intangible assets. Adjusted EBITDA and Adjusted EBITDA margin are measures used to assess profitability before the impact of all of the items in calculating EBITDA in addition to certain other non-cash expenses. Gross mining profit and Gross mining margin are measures used to assess profitability after power costs in cryptocurrency production, the largest variable expense in Mining. Management uses non-IFRS measures in order to facilitate operating performance comparisons from period to period and to prepare annual operating budgets.

Bitfarms Ltd. Q2 2021 MD&A 17

Bitfarms Ltd.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2021

“EBITDA” is defined as net income (loss) before: (i) interest expense; (ii) income tax expense; and (iii) depreciation and amortization. “EBITDA margin” is defined as the percentage obtained when dividing EBITDA by Revenues. “Adjusted EBITDA” is defined as EBITDA adjusted to exclude: (i) share-based compensation; (ii) non-cash finance expenses; (iii) asset impairment charges; (iv) revaluation gains or losses on digital assets and (v) other non-cash expenses. “Adjusted EBITDA margin” is defined as the percentage obtained when dividing Adjusted EBITDA by Revenues. “Gross mining profit” is defined as Revenues minus energy and infrastructure expenses for the Backbone segment of the Company. “Gross mining margin” is defined as the percentage obtained when dividing Gross mining profit by Revenues for the Backbone segment of the Company.

These measures are provided as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS. Reconciliations from IFRS measures to non-IFRS measures are included throughout this MD&A.

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining a system of disclosure controls and procedures to provide reasonable assurance that all material information relating to the Company and its subsidiaries is gathered and reported to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure.

Management is also responsible for establishing and maintaining adequate internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. In designing such controls, it should be recognized that due to inherent limitations, any control, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and may not prevent or detect misstatements. Additionally, management is required to use judgment in evaluating controls and procedures.

Glossary of Terms

ASIC: ASIC stands for Application Specific Integrated Circuit and refers primarily to specific computer devices designed to solve the SHA-256 algorithm, as well as other machines used in the Mining of Litecoin which use the Scrypt algorithm.

Bitcoin: Bitcoin is a decentralized digital currency that is not controlled by any centralized authority (e.g. a government, financial institution or regulatory organization) that can be sent from user to user on the Bitcoin network without the need for intermediaries to clear transactions. Transactions are verified through the process of Mining and recorded in a public ledger known as the Blockchain. Bitcoin is created when the Bitcoin network issues Block Rewards through the Mining process.

Block Reward: A Bitcoin block reward refers to the new bitcoin that are awarded by the Blockchain network to eligible cryptocurrency miners for each block they successfully mine. The current block reward is 6.25 Bitcoin per block.

Bitfarms Ltd. Q2 2021 MD&A 18

Bitfarms Ltd.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2021

Blockchain: A Blockchain is a cloud-based public ledger that exists on computers that participate on the network globally. The Blockchain grows as new sets of data, or ‘blocks’, are added to it through Mining. Each block contains a timestamp and a link to the previous block, such that the series of blocks form a continuous chain. Given that each block has a separate hash and each hash requires information from the previous block, altering information an established block would require recalculating all the hashes on the Blockchain which would require an enormous and impracticable amount of computing power. As a result, once a block is added to the Blockchain it is very difficult to edit and impossible to delete.

Hash: A hash is a function that converts or maps an input of letters and numbers into an encrypted output of a fixed length, which outputs are often referred to as hashes. A hash is created using an algorithm. The algorithm used in the validation of Bitcoin transactions is the SHA-256 algorithm.

Hashrate: Hashrate refers to the number of hash operations performed per second and is a measure of computing power in Mining cryptocurrency.

Megawatt: A megawatt is 1,000 kilowatts of electricity and, in the industry of cryptocurrency Mining, is typically a reference to the number of megawatts of electricity per hour that is available for use.

Miners: ASICs used by the Company to perform Mining.

Mining: Mining refers to the process of using specialized computer hardware, and in the case of the Company, ASICs, to perform mathematical calculations to confirm transactions and increase security for the Bitcoin Blockchain. As a reward for their services, Bitcoin Miners collect transaction fees for the transactions they confirm, along with newly created Bitcoin as Block Rewards.

Mining Pool: A Mining pool is a group of cryptocurrency miners who pool their computational resources, or Hashrate, in order to increase the probability of finding a block on the Bitcoin Blockchain. Mining pools administer regular payouts to mitigate the risk of Miners operating for a prolonged period of time without finding a block.

Network Difficulty: Network difficulty is a unitless measure of how difficult it is to find a hash below a given target. The Bitcoin network protocol automatically adjusts Network Difficulty by changing the target every 2,016 blocks hashed based on the time it took for the total computing power used in Bitcoin Mining to solve the previous 2,016 blocks such that the average time to solve each block is ten minutes.

Network Hashrate: Network Hashrate refers to the total global Hashrate (and related computing power) used in Mining for a given cryptocurrency.

Petahash: One quadrillion (1,000,000,000,000,000) hashes per second or one thousand Terahash

SHA-256: SHA stands for Secure Hash Algorithm. The SHA-256 algorithm was designed by the US National Security Agency and is the cryptographic hash function used within the Bitcoin network to validate transactions on the Bitcoin Blockchain

Terahash: One trillion (1,000,000,000,000) hashes per second.

Bitfarms Ltd. Q2 2021 MD&A 19